Exhibit (n)(2)(h)

AMENDMENT TO MULTI-CLASS PLAN

THIS AMENDMENT dated as of April 27, 2015 to the Multi-Class Plan formerly called the PLF Multi-Class Plan (the “Amendment”) is made by Pacific Funds Series Trust, a Delaware statutory trust formerly named Pacific Life Funds (the “Trust”).

WHEREAS, the Trust effected the PLF Multi-Class Plan dated March 23, 2011 (the “Plan”), and desires to amend it as set forth herein.

NOW THEREFORE, the Trust hereby adopts, on behalf of the Funds, an amendment to the Plan as follows:

1.	The word “PLF” shall be deleted from the title of the Plan and the Plan is hereby known as the “Multi-Class Plan.”

2.	Any and all references to “Pacific Life Funds” in the Plan are hereby replaced with “Pacific Funds Series Trust.”

3.	Except as amended in this Amendment, the terms and conditions of the Plan shall remain in full force and effect.